SUPPLY AGREEMENT

This Agreement is made as of the ____ day of ________, 1999, by and between The Empire Company, Inc., a Michigan corporation, with a place of business at 8181 Logistic Drive, Zeeland, Michigan (the "Company") and Fletcher Challenge Forests USA Inc., a Delaware corporation, ("FCF").

RECITALS

A. FCF and the Company are parties to a Stock Purchase Agreement dated _______ 1999 (the "Stock Purchase Agreement") and to a Shareholders' Agreement dated _______ 1999 (the "Shareholders' Agreement").

B. The parties wish to establish a consistent customer/supplier relationship with respect to certain products supplied by FCF and distributed by the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.

"Confirmation Notice" means a written notice given by FCF to the Company in response to an Orders List specifying the volume and the grades, profile and length of the Manufactured Products FCF is willing to supply pursuant to its supply option.

"Manufactured Product" means the manufactured wood material produced by FCF or purchased by FCF from other suppliers and sold by the Company and includes lumber, solid mouldings, raw and primed or painted finger joint mouldings, boards and other remanufactured products sold and purchased or agreed to be sold and purchased pursuant to this Agreement and as detailed in Schedule I hereto by agreement of the parties from time to time hereafter.

"Orders List" means a list of the Manufactured Products required by the Company detailing:

      (i) the type, including grade, profile and length, of the Manufactured Products required;

      (ii)  the specifications of each grade of the Manufactured Products;

      (iii) the volumes of the grades of the Manufactured Products required;

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      (iv)  the price(s) to be paid by the Company and the payment terms and delivery requirements therefor;

      (v)   any other requirements applicable from time to time.

2. SUPPLY OPTION AND PURCHASE COMMITMENT.

2.1 Right to Supply.

During any fiscal year of the Company, whilst this Agreement is in force and commencing 90 days from the date hereof, FCF shall have the option to supply up to, and if FCF exercises its option the Company shall purchase from FCF a monetary amount equal to not less than, fifty percent (50%) of the amount of the Company's expenditures for the Manufactured Products calculated in the manner set out in the remainder of this Section 2 and on an aggregate annual basis, not on an item-by-item basis.

2.2 Notice from the Company.

In order that FCF may exercise the right granted to it under Section 2.1, the Company shall deliver to FCF from time to time and on a timely basis an Orders List for the Manufactured Products it requires.

2.3 FCF's Notice.

FCF shall have five (5) working days from the date of receipt of an Orders List to exercise its right under Section 2.1 by giving a Confirmation Notice to the Company specifying the Manufactured Products requirements of the Company it has agreed to supply. The Confirmation Notice shall identify, in respect of each Manufactured Product specified in the Orders List, the quantity of such Manufactured Products that FCF has agreed to supply to the Company and the proposed price at which such Manufactured Products would be supplied. The parties acknowledge that some items may, as a market necessity, be grouped together on any given Orders List and may not be broken apart by a Confirmation Notice specifying some but not all of a grouping.

2.4 Terms and Conditions of Supply.

(a) The Manufactured Products specified in the Confirmation Notice shall be supplied by FCF on its customary terms of sale, as previously approved by the Company unless otherwise specified by the Orders List and such terms are available from another vendor ready and capable of filling the order on a basis otherwise competitive to FCF.


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(b) The prices at which the Manufactured Products specified in the Confirmation
Notice shall be supplied shall be the prices specified in the Confirmation Notice or, if such prices are not accepted by the Company, shall be the prices agreed between FCF and the Company within the five (5) day period provided under
Section 2.3, above. In the event that within the required time FCF and the Company cannot agree on prices or other terms, including delivery required by the Company, the Company may purchase the Manufactured Products covered by the Confirmation Notice from any other vendor on competitive terms not less favorable overall than those specified by the Confirmation Order, including price, and such amount shall be considered as though it were not with respect to a Manufactured Product for purposes of calculating whether the Company has met its fifty percent (50%) commitment under this Section 2.

2.5 Payment.

Payment for all Manufactured Products supplied by FCF will be made by the Company within ten (10) working days of delivery of such Manufactured Products to the Company unless otherwise specified by on the Orders List which has been accepted by a Confirmation Notice.

2.6 Quantity of Manufactured Products Supplied.

The amount of Manufactured Products that FCF is entitled to supply shall be up to fifty percent (50%) of the monetary amount specified in an Orders List.

3. FORECASTS.

The Company shall use its reasonable efforts to provide to FCF on the first business day of each month during the term hereof a rolling 3-month forecast and a rolling 15-month forecast of its needs for Manufactured Products. Such forecasts may be amended at any time by the Company and actual purchases may be higher or lower than such forecasts. The forecasts will not be binding on the parties in any manner and are only intended as budgeting and manufacturing capacity planning tools for the convenience of the parties.

4. REPORT; AUDIT.

Within ten (10) business days after the end of each fiscal quarter, the Company shall provide to FCF a written account of the amount of its total purchases of Manufactured Products applicable to the required purchases hereunder and of its purchases pursuant to Section 2.1. FCF shall have reasonable access during normal business hours to the necessary books of the Company in order to verify the account submitted by the Company.

5. FAILURE TO MEET PURCHASE COMMITMENT.


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In the event that the Company shall have failed to purchase a monetary amount equal to that portion of the amount FCF is entitled to supply under Section 2, the shortfall shall be added to and become part of the purchase commitment in the immediately succeeding year or year(s).

6. TERM.

This Agreement shall commence on the date hereof and remain in effect until FCF no longer owns at least one-third (1/3) of the capital stock of the Company or unless earlier terminated pursuant to Section 8, below.

7. WARRANTY.

7.1 Included. FCF hereby warrants that the Manufactured Products supplied hereunder shall be of good workmanship and material and shall conform to the Company's quality product and packaging specifications.

7.2 Excluded. Except as expressly set forth in this Agreement or any documentation for any specific order, FCF makes no other warranties, express or implied, by operation of law, including, but not limited to, IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. TERMINATION.

8.1 The Company or FCF may terminate this Agreement immediately if:

      (a) the other party is in breach of this Agreement and fails to remedy such breach within thirty (30) days' notice thereof; or

      (b) in relation to the other party:

            (i) a petition is filed for its winding up, whether voluntary or otherwise, or a notice is issued to summon a meeting at which it is proposed to pass a resolution for the purposes of winding up that party; or

            (ii) a receiver, receiver and manager, statutory manager or similar officer is appointed; or

            (iii) a provisional liquidator is appointed or a composition or arrangement is made with its creditors or any class of creditors.

8.2 The expiration or earlier termination of this Agreement shall be without prejudice to the rights and obligations of the parties prior to such expiration or earlier termination becoming effective.


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9. WAIVERS.

The failure by either party at any time to require performance by the other party of any responsibility or obligation under this Agreement shall in no way affect the party's right to require such performance at any time thereafter; nor shall the waiver by such party of a breach of any provision of this Agreement constitute a waiver of any succeeding breach of the same or any other provision nor constitute a waiver of the responsibility or obligation itself.

10. BINDING AGREEMENT.

This Agreement shall be binding upon the parties and shall inure to the benefit of their respective successors or assigns.

11. RELATIONSHIP OF PARTIES.

It is mutually agreed that an independent contractor relationship shall be, and is, established by this Agreement and that the Company shall perform its obligations hereunder as an independent contractor and not as an agent, servant, or employee of FCF.

12. NOTICES.

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized express courier delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Fletcher Challenge Forests USA Inc.:

Attention: Paul L. Fowler
Facsimile No.: 64 9 571 9870

with a copy to: Floyd Robichaux
Facsimile No.: 64 9 571 9970

The Company:

Attention: Thomas H. Highley
Facsimile No.: 616 748 7665


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with a copy to: Dickinson Wright PLLC

Attention: Stuart F. Cheney
Facsimile No.: 616 458 6753

13. GOVERNING LAW.

This Agreement shall be governed by and construed according to the laws of the State of Michigan without regard to conflicts of laws principles. If any provision of this Agreement contravenes any applicable law, then such provision shall be deemed reformed or deleted, but only to the extent necessary to comply with any such applicable law, and the remaining provisions of this Agreement shall remain in full force and effect.

14. USE OF WORDS.

The Section headings used herein are for convenience only and shall not be construed to modify, supplement or otherwise affect the terms hereof. The use of words in the singular shall be interpreted to be in the plural when appropriate and vice versa. The use of terms of the masculine gender shall be interpreted to include the feminine gender when appropriate.

15. ENTIRE AGREEMENT AND MODIFICATION.

This Agreement supersedes all prior agreements between the parties with respect to its subject matter (including the Letter of Intent between Fletcher Challenge Forests Limited and Highley dated 6 August 1999 and signed by Highley on 9 August 1999) and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

16. FORCE MAJEURE.

In the event that either of the Company or FCF is prevented from performing their obligations under this Agreement by reason of an action of any governmental authority, national disaster, war, strike or material casualty loss which is beyond the reasonable control of the party claiming excuse from responsibility, then the obligations of the parties hereunder shall be reduced pro rata for the period of time that failure to perform is so prevented. Notice shall be sent as soon as is reasonably practicable at the beginning of the event with respect to which a party is claiming the right to reduce obligations hereunder and again within five (5) days after such event no longer prevents performance. Receipt of such notice by the other party shall entitle the claiming party to the reduced obligations provided for hereunder commencing five
(5) days before the date of delivery of such notice


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and ending upon the date that the claimed event ceases to prevent performance by such party.

17. ASSIGNMENT.

Neither party may assign any of its rights under this Agreement without the prior consent of the other party, which will not be unreasonably withheld, except that FCF may assign any of its rights under this Agreement to any Affiliate of FCF which is not a direct competitor of the Company.

18. CROSS-DEFAULT.

The parties agree that any default or Breach by a party hereto under or of either the Stock Purchase Agreement or the Shareholders' Agreement, which default or Breach continues for more than the applicable cure period, if any, with respect thereto, shall constitute a default or Breach by that party of this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

FCF:                                    The Company:


By:                                     By:
   --------------------------------        -------------------------------------
             Director                      Thomas H. Highley
                                           Chief Executive Officer


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